March 31, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Loan Lauren P. Nguyen, Esq.

Re:                             Dorian LPG Ltd.
Registration Statement on Form F-1
Filed March 7, 2014
File No. 333-194434

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Dorian LPG Ltd. (the “Company”) that was submitted to the Securities and Exchange Commission (the “Commission”) on January 21, 2014.  By letter dated February 14, 2014, the Staff of the Commission (the “Staff”) provided the Company with its comments regarding the Draft Registration Statement and the prospectus included therein.  The first amended registration statement on Form F-1 (the “First Amended Registration Statement”) was filed with the Commission on March 7, 2014.  By letter dated March 20, 2014, the Staff provided the Company with its comments regarding the First Amended Registration Statement and the prospectus included therein (the “Comment Letter”).   This letter, together with the second amended registration statement on Form F-1 (the “Second Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter, are being publicly filed with the Commission today via EDGAR.

We respond to your numbered comments in the Comment Letter as follows (page references in our responses are to the pages in the prospectus contained in the Second Amended Registration Statement):

Prospectus Summary, page 1

Our Business Strategy, page 4

Maintain a strong balance sheet, page 5

1.              We note your response to our prior comment 13. Consistent with your response to us, please revise the disclosure to explain what you mean by “moderate levels of leverage.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 85 of the Second Amended Registration Statement.

Management of Our Business, page 6

2.              We note that you have entered into certain transition agreements with your existing managers. Please file the respective transition agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company acknowledges the Staff’s comment and has filed the transition agreements as exhibits to the Second Amended Registration Statement.

Risk Factors, page 14

We currently derive a substantial portion of our revenue, page 14

3.              We note your response to our prior comment 17 and were not persuaded. We note that you currently derive a substantial portion of your revenue from two charterers. Please file the respective charter agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and has filed the charter agreements as exhibits to the Second Amended Registration Statement.

Use of Proceeds, page 34

4.              We note your response to our prior comment 21 and your disclosure that you will finance approximately $700 million under new credit facilities. We further note the disclosures on pages 3 and 84 that you are currently in discussion with a number of banks regarding these new credit facilities. When available, please disclose the material terms of the new credit facilities and file the related agreements with your registration statement or advise.

The Company acknowledges the Staff’s comment and, when available, if prior to the offering, will disclose the material terms of the new credit facilities and will file the related agreements as exhibits to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 43

5.              We note that you have revised your Form F-1 to include pro forma statements of operations for the year ended March 31, 2013 and the period April 1, 2013 through December 31, 2013. Please revise the introductory section to clearly disclose that the pro forma financial statements reflect only the business combination of Dorian Holdings and do not reflect the acquisition of the SeaDor vessels and options or the Scorpio Tankers vessels, which were accounted for as asset acquisitions during 2013.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the  Second Amended Registration Statement.

Footnote (4), page 46

6.              We note your disclosure that this adjustment reflects the incremental interest expense resulting from the modification of the Predecessor Businesses loan agreement in connection with the Acquisition. Please revise to clearly disclose how you calculated or determined this amount. Your revised disclosure should include the amount of the debt and the applicable interest rate(s) used in the calculation of pro forma adjustment (4).

In response to the Staff’s comment, the Company has revised the disclosure on Footnote (4) page   46 of the Second Amended Registration Statement.

7.              Please revise the notes to the pro forma statements of operations to clearly explain how you calculated or determined the weighted average number of shares used to compute pro forma earnings per share for the year ended March 31, 2013 and the nine month period ended December 31, 2013.

In response to the Staff’s comment, the Company reviewed its calculation and has corrected the weighted average number of shares and revised the disclosure by adding Footnote (6) on page 46 of the Second Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition, page 47

Results of Operations—Predecessor Businesses of Dorian LPG Ltd., page 50

Period from April 1, 2013 to July 28, 2013, page 50

8.              We note that you have revised your results of operations section to compare the period April 1, 2013 through July 28, 2013 to the period April 1, 2012 through December 31, 2012. Please explain to us why you believe that April 1, 2012 through December 31, 2012 is the most appropriate comparable prior period to use in your results of operations discussion. In light of the fact that these two periods do not consist of a similar length of time, we believe that the resulting discussion could be confusing to the reader. Please advise or revise to remove the period from April 1, 2012 to December 31, 2012 from your results of operations discussion.

In response to the Staff’s comment, the Company has revised the disclosure for the Results of Operations-Predecessor Businesses of Dorian LPG Ltd. on page 50 by removing the period from April 1, 2012 to December 31, 2012 from the results of operations discussion on the Second Amended Registration Statement.

The Company in preparation of the results of operations considered the fact that the periods were not comparable and hence based the discussion on metrics (such as amounts based on vessel days) to allow for comparability.  Given the Staff’s comment, the Company recognizes that this has not achieved comparability and, accordingly, removed the comparison.

Critical Accounting Estimates, page 57

Impairment of Long-Lived Assets, page 57

9.              We note from your response to our prior comment 27 that you have revised your discussion of impairment of long-lived assets to include details of how you estimate basic market value of your vessels. However, in light of the fact that your disclosure indicates that you may recognize an impairment loss when the sum of the expected future cash flows (undiscounted and without interest) of a vessel over its estimated remaining useful life is less than its carrying amount, we believe that you should also include a more thorough discussion of the methods and significant assumptions used by management in determining the expected future cash flows of the vessels for purposes of your impairment analysis. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure for Impairment of Long-Lived Assets on page 57 of the Second Amended Registration Statement.

10.       We note from your response to our prior comment 28 that you have revised your disclosure in the Critical Accounting Policies section of your MD&A to disclose that the estimated market value of each of your vessels is greater than the carrying value. However, in light of the fact that these market values will presumably fluctuate in future periods, we believe that it is important for your disclosure to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at each balance sheet date. We believe that when this disclosure is updated annually, it will be useful to investors to see the trend in vessel values. Also, as you continue to add new vessels to your fleet, this disclosure will become more important as market values potentially may change. Therefore, as previously requested, please revise to include such a table. When applicable in future periods, please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, when there are vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, at that point in time, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

In response to the Staff’s comment, the Company has revised the disclosure for Impairment of Long-Lived Assets including the addition of a table on page 58 of the Second Amended Registration Statement for Dorian LPG Ltd. as of December 31, 2013 and confirms it will include such table at each year-end balance sheet date in the future.  The Company considered the inclusion of a table for the Predecessor, however as the carrying value was modified as part of the purchase accounting, the Company did not believe that historical carrying values would provide the investor additional information.

Security Ownership of Certain Beneficial Owners and Management, page 104

11.       We note your response to our prior comment 32 and reissue in part. Please revise to identify the natural or legal person or persons who control the shares held by Dorian Holdings LLC.

Refer to Item 7.A.3 of Form 20-F. In this regard, please name the persons comprising Astromar LLC’s board of directors.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Second Amended Registration Statement.

Management, page 97

Board of Directors and Executive Compensation, page 100

12.       We note from the discussion on page 100 that you intend to grant 1.5 million shares to your executive officers that will vest over 5 years. Please tell us and revise MD&A to explain whether you expect to grant these shares to your executive officers prior to or in connection with your planned public offering. If so, please also explain to us and in MD&A how you expect to value and recognize compensation expense in your financial statements in connection with the issuance of these 1.5 million shares. To the extent these grants are made prior to the planned public offering, please also revise to add a section to disclose the information required by Item 6.E.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 100 of the Second Amended Registration Statement.

The Company expects to grant concurrent with or following this offering up to 1.5 million shares to our directors and officers that we anticipate will vest over 5 years.  Compensation expense will be measured at the grant date based on the estimated fair value of the awards and will be recognized over the vesting period.

Financial Statements

Notes to the Financial Statements of Dorian LPG

Note 1. Basis of Presentation and General Information, page F-7

13.       We note that the amount of revenue derived from Kuwait Petroleum Corporation during the period of 16% as disclosed in the table on page F-12 does not agree to the amount reflected in the discussion included on page 110 under the heading “Our Customers” of 14%. Please reconcile and revise these disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Second Amended Registration Statement.

Note 6. Other Assets, page F-19

14.       We note from your response to our prior comment 43 that you have revised Note 6 to refer to the discussions regarding the valuation of the three option agreements included in Note 3(b) and Note 4. However, we do not believe that you have fully responded to our prior comment. As previously requested, please explain to us and revise to disclose how you intend to account for these option agreements going forward. For example, please tell us how these assets will be evaluated for impairment, and whether the options have an expiration date. Also, please explain how you will account for the fair value assigned to these options if the options are exercised.

The Company respectfully advises the Staff that note 6 discloses that the option agreements had an expiration date of February 28, 2014. Note 21 further disclosed as a subsequent event that the option agreements had been exercised on February 21, 2014.  On the exercise date the carrying value of the options have been reclassified to Vessels Under Construction  as they form part of the cost of the vessels under construction.

In the absence of indicators of potential impairment of the option agreements, we have not needed to perform the tests for recoverability mentioned above. For indications of impairment, our estimates of market value of option agreements are based on many of the same factors that would be used in measuring market value if an impairment loss was recorded and is based on information available from various industry sources, including:

•                  reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•                  news and industry reports of similar vessel sales;

•                  approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•                  offers that we may have received from potential purchasers of our vessels; and

•                  vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As of December 31, 2013, there were no indications of impairment and therefore no impairment was recognized.

In response to the Staff’s comment, the Company has revised the disclosure in Note 6 on page F-19 of the Second Amended Registration Statement.

Note 8. Vessels Under Construction, page F-20

15.       Please revise Note 8 to explain the nature and amount of the other capitalized expenditures aggregating $707,808 that have been included as part of vessels under construction at December 31, 2013.

In response to the Staff’s comment, the Company has revised the disclosure in Note 8 on page F-20 of the Second Amended Registration Statement.

Exhibit 23.4

16.       Please file a revised consent which references (i) Dorian LPG Ltd. not Dorian LPG (USA) LLC and (ii) the filed Form F-1 not a draft submission.

The Company acknowledges the Staff’s comment and has filed a revised consent with the Second Amended Registration Statement.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223.

Very truly yours,
SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:                                Donald E. Field

Claire Erlanger

Linda Cvrkel